CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Senior Fixed Rate Notes due	$635,341.09	$73.83
2018

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using the exchange rate of INR 65.1225 per $1.00 as of August 14, 2015.

August 2015 Pricing Supplement No. 425 Registration Statement No. 333-200365 Dated August 14, 2015 Filed pursuant to Rule 424(b)(2)

INR 41,375,000 Fixed Rate Securities Due August 21, 2018

INR Denominated / USD Payable

USD Investment at Risk

Interest will be payable semi-annually on the securities at a rate of 6.50% per annum. The securities are denominated in Indian rupee (the “rupee” or “INR”), but because the rupee is a non-deliverable currency (i.e., cannot be delivered for payment outside of India), all interest payments and the payment at maturity will be made in U.S. dollars (“USD”) based on the INR amount of each such payment converted at the INR/USD exchange rate as of the relevant valuation date. While the securities will repay 100% of the INR principal amount of your investment, due to the mandatory conversion into U.S. dollars, your investment in the securities and each interest payment in USD terms is subject at all times to the INR/USD exchange rate risk. As a result of this currency exchange risk, you could lose some or a substantial portion of your initial investment in USD terms. The securities are for investors who (i) wish to invest in INR denominated securities, (ii) seek to achieve potentially higher yields relative to a similar investment denominated in another currency, (iii) have a neutral to bullish view on the INR/USD exchange rate for the term of the securities and (iv) are willing to take the risk that the INR depreciates relative to the USD, thereby reducing the value of any interest and/or principal payments made in USD terms. The securities are senior unsecured obligations of Morgan Stanley, issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley
Pricing date:	August 14, 2015
Original issue date:	August 21, 2015 (5 business days after the pricing date)
Interest accrual date:	August 21, 2015
Maturity date:	August 21, 2018, subject to postponement as described below.
Denomination currency:	Indian rupee (“INR”)
Payment currency:	U.S. dollars (“USD”)
Aggregate principal amount:	INR 41,375,000
INR principal amount:	INR 1,000 per security
Minimum denominations:	INR 100,000 and integral multiples of INR 1,000 in excess thereof
Issue price:

100%.

The securities are denominated in INR; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities based upon the USD/INR spot rate for purchasing as of the date of your initial investment quoted by the calculation agent, including the bid/offer spread. See “The Securities” on page 3.

Payment at maturity:

100% of the INR principal amount plus the accrued and unpaid interest amount, each converted into U.S. dollars at the exchange rate on the final valuation date.

As a result of the conversion into U.S. dollars, your investment in the securities is subject to INR/USD currency exchange rate risk and you could lose some or a substantial portion of your initial investment in USD terms.

Interest payment period:	Semi-annual
Interest payment period end dates:	Adjusted
Interest payment dates:	Each February 21 and August 21, beginning on February 21, 2016, subject to postponement as described below.
Interest amount:	The product of (i) the INR principal amount and (ii) the interest rate, as calculated based on the day count convention. This amount will be converted into U.S. dollars at the exchange rate on the applicable valuation date. Consequently, this USD amount is subject to currency exchange risk.
Interest rate:	6.50% per annum
Day count convention:	Actual/365
Valuation dates:	The fifth scheduled currency business day preceding the relevant interest payment date or the maturity date, as applicable, subject to postponement as described below. We refer to the fifth scheduled currency business day preceding the maturity date as the final valuation date.
Listing:	We do not expect to list the securities on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	INR 969.50 per security. See “The Securities” on page 3.
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	INR 1,000	INR 11.25	INR 988.75
Total	INR 41,375,000	INR 465,468.75	INR 40,909,531.25
(1)	Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Wealth Management (an affiliate of the agent) and their financial advisors, of up to INR 11.25 per security depending on market conditions. See “Supplemental information concerning plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 7.

The securities involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Securities” at the end of this document.

Prospectus Supplement dated November 19, 2014        Prospectus dated November 19, 2014

Terms continued from previous page:
Exchange rate; postponement of valuation dates:

On any valuation date, INR 01 (as defined below) as determined by reference to the rate displayed on the reference source on such day, provided that if (i) no such rate is displayed on the reference source for such day or it otherwise becomes impossible to obtain the rate on such day, (ii) such day is an unscheduled holiday (as defined below) or (iii) the calculation agent determines in good faith that the rate so displayed on the reference source is manifestly incorrect (any such event, a “valuation postponement event”), the valuation date shall be postponed to, and the exchange rate shall equal INR 01 on, the next currency business day on which no valuation postponement event occurs or is continuing. If the exchange rate cannot be determined by the 14th calendar day starting from, and including, the scheduled valuation date as a result of one or more valuation postponement events, then the exchange rate shall be INR 02 (as defined below) on the currency business day immediately following such 14th calendar day. In the event INR 02 is unavailable on such day, the valuation date shall be further postponed to the next currency business day on which INR 02 is available. If INR02 is not available for three consecutive currency business days, then the exchange rate shall be determined on such third currency business day by the calculation agent in good faith, taking into account any information deemed relevant by the calculation agent.

The INR/USD exchange rate is expressed as the number of units of the rupee per dollar.

Reference source:	Reuters Screen “RBIB” Page
INR 01:	INR RBIB or INR01, which we refer to as INR 01, on any date means the Indian rupee/U.S. dollar reference rate, expressed as the amount of Indian rupee per one U.S. dollar, for settlement in two currency business days reported by the Reserve Bank of India, which appears on the Reuters Screen “RBIB” Page at approximately 1:30 p.m., Mumbai time, on such date.
INR 02:	SFEMC INR Indicative Survey Rate or INR02, which we refer to as INR 02, on any date means the Indian rupee/U.S. dollar specified rate for U.S. dollars, expressed as the amount of Indian rupee per one U.S. dollar, for settlement in two currency business days, as published on SFEMC’s website (www.sfemc.org) at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey Methodology (which means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Indian rupee/U.S. dollar markets for the purpose of determining the SFEMC INR Indicative Survey Rate).
Unscheduled holiday:	A day that is not a currency business day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial center(s) for the Indian rupee on the date that is two currency business days prior to the applicable day.
Currency business day:	A day on which commercial banks are open for business (including dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in Mumbai, disregarding any unscheduled holiday.
Business day:	Any day, other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.
Postponement of interest payment dates and the maturity date:

If any scheduled interest payment date (other than the maturity date) is not a business day, that interest payment date will be postponed to the next succeeding business day. In addition, if the relevant valuation date (other than the final valuation date) is postponed as described in “Exchange rate; postponement of valuation date” above, the interest payment date will be postponed to be the fifth business day after the valuation date as postponed. In each case, the relevant interest payment periods and interest payments will be adjusted accordingly.

If the scheduled maturity date is not a business day, the payment at maturity (including any accrued and unpaid interest) will be paid on the next succeeding business day. In addition, if the final valuation date is postponed as described in “Exchange rate; postponement of valuation date” above, the payment at maturity (including any accrued and unpaid interest) will be made on the fifth business day after the final valuation date as postponed. In each case, no interest will accrue from and after the scheduled maturity date.

CUSIP	61760QGX6
ISIN:	US61760QGX60

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The Securities

The securities are debt securities of Morgan Stanley. We describe the basic features of these securities in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and of the prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All interest payments and the payment at maturity on the securities will be made in U.S. dollars based on the INR amount of such payment converted at the INR/USD exchange rate as of the relevant valuation date. While the securities will repay 100% of the INR principal amount of your investment, due to this mandatory conversion into U.S. dollars, your investment in the securities and each interest payment in USD terms is subject at all times to INR/USD exchange rate risk and you could lose some or a substantial portion of your USD investment. All payments on the securities are subject to the credit risk of Morgan Stanley.

The securities are denominated in Indian rupee; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities. This U.S. dollar purchase amount will be based upon the INR/USD spot rate for purchasing Indian rupee as of the date of your initial investment quoted by the calculation agent in its sole and absolute discretion based upon prevailing market conditions, including the current bid/offer spread prevailing in the market. This INR/USD spot rate quoted by the calculation agent will be communicated to you and/or your broker as soon as practicable when or after you place your order to purchase the securities. See “Risk Factors––If you pay for the securities in U.S. dollars, the exchange rate used for conversion of your U.S. dollar payment into the INR principal amount will be a rate quoted by our affiliate.”

The original issue price of each security is INR 1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date is less than INR 1,000. We estimate that the value of each security on the pricing date is INR 969.50.

What goes into the estimated value on the pricing date?

The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the INR/USD exchange rate (the “reference rate”), instruments based on the reference rate, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

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INR 41,375,000 Fixed Rate Securities Due August 21, 2018 INR Denominated / USD Payable USD Investment at Risk

The INR/USD Exchange Rate

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The INR/USD exchange rate is expressed as the number of units of the rupee per dollar. A decrease in the exchange rate means that it takes fewer INR to purchase one USD than it previously did. As a result, a decrease in the exchange rate means that the INR has appreciated / strengthened relative to the USD. An exchange rate of 50.00 reflects a strengthening of the INR relative to the USD, as compared to a hypothetical exchange rate of 63.00 on the pricing date.

Conversely, an increase in the exchange rate means that it takes more INR to purchase one USD on the valuation date than it previously did. As a result, an increase in the exchange rate means that the INR has depreciated / weakened relative to the dollar. An exchange rate of 80.00 reflects a weakening of the INR relative to the USD, as compared to a hypothetical exchange rate of 63.00 on the pricing date.

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INR 41,375,000 Fixed Rate Securities Due August 21, 2018 INR Denominated / USD Payable USD Investment at Risk

How the Securities Work

The following hypothetical examples illustrate how interest amounts and the amount of principal payable at maturity are affected by the performance of the INR relative to the USD, using the minimum denomination of INR 100,000. The examples assume an exchange rate of 63.00 on the pricing date and reflect the interest rate of 6.50% per annum and semi-annual interest periods. Based on the assumed exchange rate of 63.00 on the pricing date, the USD equivalent amount of INR 100,000 on the pricing date would be approximately $1,587.30. The following examples are hypothetical and are provided for illustrative purposes only.

Interest Amounts

Example 1 – The INR/USD exchange rate on the valuation date relating to the first interest payment date is the same as the INR/USD on the pricing date of 63.00. The interest amount payable to you on the first interest payment date will be calculated as follows:

Interest amount	=	INR 100,000 × interest rate	=	INR 100,000 × 6.50% x (180/360)	=	$51.59
		applicable exchange rate		63.00 INR/USD

Example 2 – The INR has appreciated as of the valuation date relating to the first interest payment date to an exchange rate of 50. The interest amount payable to you on the first interest payment date will be calculated as follows:

Interest amount	=	INR 100,000 × interest rate	=	INR 100,000 × 6.50% x (180/360)	=	$65.00
		applicable exchange rate		50.00 INR/USD

Because the INR has appreciated relative to the USD as of the relevant valuation date, the interest amount (in USD terms) is greater than the amount that would have been payable (in USD terms) had the Indian rupee depreciated or remained unchanged from the pricing date.

Example 3 – The INR has depreciated as of the valuation date relating to the second interest payment date to an exchange rate of 80. The interest amount payable to you on the fifth interest payment date will be calculated as follows:

Interest amount	=	INR 100,000 × interest rate	=	INR 100,000 × 6.50% x (180/360)	=	$40.63
		applicable exchange rate		80.00 INR/USD

Because the INR has depreciated relative to the USD as of the relevant valuation date, the interest amount (in USD terms) will be negatively affected by the depreciation of the INR and will be less than the amount that would have been payable (in USD terms) had the Indian rupee appreciated or remained unchanged from the pricing date.

Amount of Principal Payable at Maturity

Example 4 –The INR/USD exchange rate on the final valuation date is the same as the INR/USD on the pricing date of 63.00. The amount of principal you receive at maturity will be converted into USD at the exchange rate on the final valuation date. The amount of principal payable to you at maturity will be calculated as follows:

Payment of Principal at maturity	=	INR 100,000	=	INR 100,000	=	$1,587.30
		applicable exchange rate		63.00 INR/USD

Because the INR/USD exchange rate on the final valuation date is the same as the exchange rate on the pricing date, the payment at maturity (in USD terms) is equal to your initial USD investment in the securities.

Example 5 – The INR has appreciated as of the final valuation date to an exchange rate of 50.00. The amount of principal you receive at maturity will be calculated as follows:

Payment of Principal at maturity	=	INR 100,000	=	INR 100,000	=	$2,000.00
		applicable exchange rate		50.00 INR/USD

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INR 41,375,000 Fixed Rate Securities Due August 21, 2018 INR Denominated / USD Payable USD Investment at Risk

Because the INR has appreciated relative to the USD as of the final valuation date as compared to the pricing date, the payment at maturity (in USD terms) will be greater than your initial USD investment in the securities.

Example 6 – The INR has depreciated as of the final valuation date to an exchange rate of 80.00. The amount of principal payable to you at maturity will be calculated as follows:

Payment of principal at maturity	=	INR 100,000	=	INR 100,000	=	$1,250
		applicable exchange rate		80.00 INR/USD

Because the INR has weakened relative to the USD as of the final valuation date as compared to the pricing date, the payment you receive at maturity (in USD terms) will be negatively affected by the depreciation of the INR and will be less than your initial USD investment in the securities.

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INR 41,375,000 Fixed Rate Securities Due August 21, 2018 INR Denominated / USD Payable USD Investment at Risk

Risk Factors

The securities involve risks not associated with an investment in ordinary fixed rate securities. This section describes the most significant risks relating to the securities. For a complete list of risk factors, please see the accompanying prospectus.

▪	The payment at maturity and all payments of interest are exposed to currency exchange risk with respect to the Indian rupee relative to the U.S. dollar. All interest amounts and the amount of principal payable at maturity will be denominated in INR but will be mandatorily converted and paid to you in USD at the INR/USD exchange rate on the applicable valuation date. A depreciation in the INR relative to the USD as of the final valuation date relative to its value on the pricing date would mean you would receive at maturity less, and possibly significantly less, than the USD amount of your initial investment in the securities. As a result of this currency exchange risk, you could lose some or a substantial portion of your initial investment in USD terms. Similarly, a depreciation in the INR relative to the USD on the valuation date applicable to any interest payment date will mean that the interest amounts paid in USD will be less, and possibly significantly less, than the amount that would have been payable in USD terms had the Indian rupee remained unchanged or appreciated from the pricing date.

▪	The exchange rate used for conversion of your U.S. dollar payment into the INR principal amount will be a rate quoted by our affiliate. The securities are denominated in Indian rupee; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities. The exchange rate that will be used to calculate the amount of U.S. dollars needed to pay the INR principal amount of your purchase will be the INR/USD spot rate for purchasing Indian rupee as of the date of your initial investment quoted by the calculation agent, which is our affiliate. As a result, this exchange rate is different from the exchange rate that will be used for the purpose of converting the INR principal amount at maturity and in respect of interest payments. Instead, this exchange rate will be the rate quoted by our affiliate in its sole and absolute discretion based upon prevailing market conditions, including the current bid/offer spread that is prevailing in the market. We expect to profit from that bid/offer spread reflected in the INR/USD spot rate.

▪	The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities. You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities on interest payment dates and at maturity and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

▪	The market price of the securities may be influenced by many unpredictable factors. Several factors, some of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. As noted above, we expect that the INR/USD exchange rate on any day will affect the value of the securities more than any other single factor. Other factors that may influence the value of the securities include: (i) the volatility (frequency and magnitude of changes in value) of the INR/USD exchange rate; (ii) interest and yield rates in India and the United States; (iii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the INR, the USD or currencies markets generally and that may affect the exchange rate on the valuation dates; (iv) the time remaining to the maturity of the securities; and (v) any actual or anticipated changes in our credit ratings or credit spreads. Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the USD equivalent of your initial investment in the securities if, at the time of sale, the INR has weakened relative to the USD or if interest rates rise.

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▪	The maturity date will be postponed if the determination of the exchange rate on the final valuation date is postponed, and no additional interest will accrue as a result. If the calculation agent cannot determine the INR/USD exchange rate on the scheduled final valuation date as a result of a valuation postponement event, the final valuation date will be postponed and the maturity date will be postponed accordingly. Under these circumstances, no interest will accrue on or after the scheduled maturity date. Under the terms of the securities, the final valuation date (and accordingly, the maturity date) could be postponed for more than two weeks. See “Summary Terms—Exchange rate; postponement of valuation dates” and “—Postponement of interest payment dates and the maturity date.”

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

▪	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the securities will be influenced by many unpredictable factors” above.

▪	The securities will not be listed on any securities exchange and secondary trading may be limited. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of the issuer, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the securities on the pricing date.

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▪	The securities are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk. A U.S. dollar investment in the securities is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Indian rupee, relative to the U.S. dollar. As an emerging markets currency, the rupee is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the securities.

The exchange rate between the Indian rupee and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in India or elsewhere, and by macroeconomic factors and speculative actions. During the past decade, the Indian government has pursued policies of economic liberalization and deregulation, but the government’s role in the economy has remained significant. From 1993 to 2003, the Indian rupee depreciated, but an increase in foreign investment in India led to strengthening of the Indian rupee from 2003 to 2007. In 2008, the Indian rupee depreciated rapidly against the U.S. dollar, owing to the global dollar liquidity shortage, heavy withdrawals of portfolio investment from India and purchases of U.S. dollars by Indian banks to fund their overseas operations. In addition, the Indian rupee declined significantly during the summer of 2013, ending 13% lower at the end of that period. Since then, however, the rupee has regained some of its value and the exchange rate has somewhat stabilized.

The Indian government allows the exchange rate to float freely, without a fixed target or band, but the Reserve Bank of India will intervene when it deems necessary to preserve stability. It also has the ability to restrict the conversion of rupees into foreign currencies, and under certain circumstances investors that seek to convert rupees into foreign currency must obtain the approval of the Reserve Bank of India. There are currently strict limits on foreign investment in bond markets. Factors that might affect the likelihood of the government’s imposing these or other exchange control restrictions include political pressure related to recent inflation and its effect on exporters, capital flows in and out of the country, the price of oil, the extent of India’s foreign currency reserves, the balance of payments between countries, the extent of governmental surpluses and deficits, the size of India’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which India may be subject.

▪	Government intervention in the currency markets could materially and adversely affect the value of the securities. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. As described above, governments, including those of India and the United States, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the securities is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the securities in the event that the floating exchange rate between the INR and the USD should become fixed. Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Indian rupee or the U.S. dollar, or any other currency. Any significant changes or governmental actions with respect to the Indian rupee, the U.S. dollar or any other currency that result in a weakening of the INR relative to the USD will adversely affect the value of the securities and the return on an investment in the securities in USD terms.

In addition, if the Indian rupee is lawfully eliminated, converted, redenominated or exchanged by India during the term of the securities, the calculation agent, in its sole discretion, will determine the exchange rate (or make such adjustment to the exchange rate or INR principal amount, as required) on each subsequent valuation date, and such determinations may adversely affect the amount payable to you on an interest payment date, at maturity or upon acceleration.

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▪	Even though currencies trade around-the-clock, the securities will not. The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the securities, if any trading market develops, will not conform to the hours during which the INR and/or the USD are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the securities. The possibility of these movements should be taken into account in relating the U.S. dollar value of the securities to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the INR/USD exchange rate used in calculating any payment due to you under the securities. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

▪	Suspension or disruptions of market trading in the Indian rupee may adversely affect the value of the securities. The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the INR/USD exchange rate and therefore, the payments on the securities and the value of the securities in the secondary market.

▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the determination of the INR/USD exchange rate as of any valuation date. These potentially subjective determinations may adversely affect the payout to you on the securities. For further information regarding these types of determinations, see “Exchange rate; postponement of valuation dates” above.

▪	Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities. One or more of our subsidiaries and/or third party dealers have carried out, and will continue to carry out, hedging activities related to the securities (and possibly to other instruments linked to the INR and/or USD), including trading in futures, forwards and options contracts on the INR and cross currency swaps, as well as in other instruments related to the INR and/or USD and related interest rates. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation dates approach. Some of our subsidiaries also trade the INR and other financial instruments related to the INR on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the value of the INR relative to the USD on the pricing date and, as a result, could have increased the value relative to the USD that the Indian rupee must attain on the final valuation date so that you do not suffer a loss on your initial USD investment in the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the INR/USD exchange rate on any valuation date and, accordingly, the amount of U.S. dollars you will receive on interest payment dates and at maturity.

▪	The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the securities. They also expect to hedge the issuer’s obligations under the securities. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any of these activities may affect the value of the securities. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the securities and they may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any securities or in any secondary market transactions.

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Historical Information

The following table sets forth the published high, low and end-of-quarter INR/USD exchange rates (INR PTAX (INR09)) for each quarter in the period from January 1, 2010 through August 14, 2015. The related graph sets forth the daily exchange rates of the INR relative to the USD (INR PTAX (INR09)) for such period. We obtained the information in the table and graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification. You cannot predict the future performance of the INR relative to the USD based on its historical performance. We cannot give you any assurance that the rupee will strengthen relative to the dollar on any valuation date. In addition, the exchange rates published by Bloomberg Financial Markets may differ from the rate determined pursuant to “Summary terms––Exchange rate” or “––INR 01” above. If the rupee depreciates relative to the dollar as of any valuation date, the related interest amount would be less than it otherwise would have been, and the payment of principal you receive at maturity will be less, and possibly significantly less, than your initial investment.

INR (# INR / USD)	High	Low	Period End
2010
First Quarter	46.81000	44.94000	45.14000
Second Quarter	47.57000	44.33000	46.60000
Third Quarter	46.74000	44.92000	44.92000
Fourth Quarter	46.04000	44.03000	44.81000
2011
First Quarter	45.95000	44.65000	44.65000
Second Quarter	45.38000	44.04000	44.72000
Third Quarter	49.67300	43.94850	48.92530
Fourth Quarter	54.23550	48.82100	53.26600
2012
First Quarter	53.29750	48.67900	51.15650
Second Quarter	57.21650	50.56450	56.30900
Third Quarter	56.37550	52.69700	52.69700
Fourth Quarter	55.70450	51.61850	54.77730
2013
First Quarter	55.32780	52.97300	54.38930
Second Quarter	60.58800	53.73550	59.69950
Third Quarter	68.36110	58.91330	62.77700
Fourth Quarter	63.65450	61.15700	61.89700
2014
First Quarter	62.98980	60.09980	60.09980
Second Quarter	61.11630	58.42600	60.09330
Third Quarter	61.61350	59.72250	61.61350
Fourth Quarter	63.74980	61.35950	63.33150
2015
First Quarter	63.44950	61.41050	62.59080
Second Quarter	64.20200	62.15800	63.75490
Third Quarter (through August 14, 2015)	65.12250	63.37490	65.12250

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INR/USD Daily Exchange Rates January 1, 2010 through August 14, 2015 (expressed as units of INR per USD)

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Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
Tax considerations:

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the securities, please refer to “United States Federal Taxation” in the accompanying prospectus supplement. In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder. Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley Capital Services LLC (“MSCS”)
Use of proceeds and hedging:

The proceeds we receive from the sale of the securities will be used for general corporate purposes. We will receive, in aggregate, INR 1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the securities borne by you and described beginning on page 3 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the securities by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to have taken positions in futures, forwards and options contracts on the Indian rupee, cross currency swaps or positions in any other available currencies or instruments that we may wish to use in connection with such hedging. Such purchase activity could have increased the value of the Indian rupee relative to the U.S. dollar on the pricing date, and, therefore, could have increased the value relative to the U.S. dollar that the Indian rupee must attain on the final valuation date so that you do not suffer a loss on your initial USD investment in the securities. These entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation dates approach. Additionally, such hedging activity during the term of the securities could potentially affect the INR/USD exchange rate on any valuation date and, accordingly, the amount of U.S. dollars you will receive on interest payment dates and at maturity.

Benefit plan investor considerations:

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available

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under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)   the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)  we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)  any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)  our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

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Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Acceleration amount in case of an event of default	In case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities shall be an amount in cash equal to the INR principal amount plus accrued and unpaid interest, each converted into U.S. dollars based on the INR/USD exchange rate on the date of acceleration as determined by the calculation agent in good faith, taking into account any information deemed relevant by the calculation agent.
Supplemental information regarding plan of distribution; conflicts of interest:

We expect to deliver the securities against payment therefor in New York, New York on August 21, 2015, which will be the fifth scheduled business day following the date of the pricing of the securities. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and their financial advisors, of up to INR 11.25 per security depending on market conditions. The agent may distribute the securities through Morgan Stanley Wealth Management, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the securities:	In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the securities offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such securities will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the securities and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of securities denominated in a foreign currency.
Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party

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distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.
Additional selling restrictions:

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the securities:

India

The securities may not be offered or sold in India or to a person resident in India.

Where you can find more information:

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 19, 2014

Prospectus dated November 19, 2014

Terms used but not defined in this document are defined in the prospectus supplement in the prospectus. As used in this preliminary pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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